UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 24, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated March 24, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRs)

The Company notifies the following changes in interests of ordinary shares of €3.50 each (Shares) of PDMRs.

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Vanessa Vilar
2	Reason for the notification
a)	Position/status	Chief Legal Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	23-MAR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.82	10,077	129,187.14
		Aggregated	12.82	10,077	129,187.14

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person		Wai-Fung Loh
2	Reason for the notification
a)	Position/status		President Asia
b)	Initial notification/Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code		25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	23-MAR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	New York Stock Exchange - XNYS	USD
	Nature of Transaction		Price	Volume	Total
	Acquisition		14.95	10,033	149,993.35
		Aggregated	14.95	10,033	149,993.35

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person		Sandeep Desai
2	Reason for the notification
a)	Position/status		Chief Supply Chain Officer
b)	Initial notification/Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code		25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	23-MAR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Disposal		11.04	1,822	20,114.88
		Aggregated	11.04	1,822	20,114.88
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	24-MAR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction	Aggregated	Price	Volume	Total
	Acquisition		10.8761	1,849	20,109.91
			10.8761	1,849	20,109.91

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

We are the world’s largest ice cream company, headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 employees, operating thirty factories, twelve R&D centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heartbrand, our ice cream portfolio delights consumers in eighty markets around the world. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit www.corporate.magnumicecream.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: March 24, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer